Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KERR-McGEE CORPORATION

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Kerr-McGee Corporation, a corporation duly organized and existing under the laws of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY THAT:

FIRST: That on March 8, 2005, the Board of Directors duly adopted the following resolution amending the Amended and Restated Certificate of Incorporation, and declared its advisability and directed that the amendment be considered at the next annual meeting of the stockholders of the Corporation:

RESOLVED, that, subject to the requisite approval of the stockholders of the Company, the first paragraph of Article Fourth of the Certificate of Incorporation be amended to read, in its entirety, as follows:

“(1) The total number of shares of all classes of stock which the corporation shall have the authority to issue is 540,000,000, of which 40,000,000 shares shall be preferred stock, without par value, and 500,000,000 shares shall be common stock of the par value of $1.00 per share.”

SECOND: That on May 10, 2005, at the Corporation’s Annual Meeting of Stockholders called and held in accordance with the provisions of the General Corporation Law of the State of Delaware, the amendment was duly approved and adopted by a majority of the outstanding stock of the Corporation entitled to vote upon the amendment.

THIRD: That the foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on this 11th day of May, 2005.

By: /s/ Gregory F. Pilcher
Name: Gregory F. Pilcher
Title: Senior Vice President, General
Counsel and Secretary